Exhibit 99.21

March 30, 2020

British Columbia Securities Commission PO Box 10142, Pacific Centre 701 West Georgia Street Vancouver, BC V7Y 1L2	Ontario Securities Commission 20 Queen Street West, 19th Floor, Box 55 Toronto Ontario M5H 3S8

Manitoba Securities Commission Suite 500 – 400 St. Mary Avenue Winnipeg, MB R3C 4K5	Alberta Securities Commission 600, 250 – 5th Street S.W. Calgary, AB T2P 0R4

Saskatchewan Financial Services Commission Suite 601, 1919 Saskatchewan Drive Regina, Saskatchewan S4P 4H2	Nova Scotia Securities Commission 2nd Floor, Joseph Howe Building 1 690 Hollis Street Halifax, NS B3J 3J9

Service NL	New Brunswick Securities Commission
P.O. Box 8700	85 Charlotte Street, Suite 300
St. John’s, NL	Saint John, NB
A1B 4J6	E2L 2J2

PEI Office of the Superintendent of	TSX Venture Exchange
Securities	P.O. Box 11633
Consumer, Corporate and Insurance Services	Suite 2700 – 650 West Georgia Street
Division	Vancouver, BC
Department of Justice and Public Safety	V6B 4N9
P.O. Box 2000
Charlottetown, PE
C1A 7N8

Dear Sirs / Mesdames:

Re:	Valens GroWorks Corp. (the "Company")
Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company’s Change of Auditor Notice dated March 30, 2020 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

DAVIDSON & COMPANY LLP

Chartered Professional Accountants

cc: TSX Venture Exchange